Ecopetrol S.A. Announces the Acquisition of a Solar Project Portfolio in Colombia

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that it has successfully closed the transaction with Statkraft European Wind and Solar Holding AS (“Statkraft”) on November 13, 2025 for the acquisition of one company engaged in the development and operation of Statkraft’s portfolio in Colombia, and six special purpose entities owning solar projects (approximately 0.6 GW), for a total consideration of USD157.5 million. These assets were previously owned by Statkraft subsidiaries Enerfín Sociedad de Energía S.L.U and Enerfin Enervento Exterior S.L. The payment was enabled through incremental debt financing contemplated in the funding plan for inorganic investments.

The asset purchase agreement signed on May 20, 2025 among Ecopetrol and Statkraft contemplates the acquisition of up to ten companies in total. The closing of the acquisition of the remaining three special purpose entities, which own wind projects of approximately 0.7 GW, remains subject to the satisfaction of additional condition precedents and legal requirements.

With the acquisition of the companies owning solar projects, Ecopetrol now holds 100% of the shares of these entities and incorporates a portfolio of more than 0.6 GW of solar energy, as previously announced on the May 20, 2025. The process of integrating these companies into the Ecopetrol Group structure is now intended to being.

Through this acquisition, Ecopetrol S.A. advances its decarbonization and energy transition objectives, in alignment with its 2040 Strategy, Energy that Transforms. This transaction strengthens the competitive generation of low-emission energy for Ecopetrol Group’s self-consumption and complements its traditional oil and gas business portfolio.

Bogota D.C., November 13, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co